April 22, 2016

VIA EDGAR

Mr. Jacob Sandoval, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	U.S. Global Investors Funds
(File No. 811-01800)

Dear Mr. Sandoval:

On March 7, 2016, U.S. Global Investors Funds, a Delaware statutory trust (“Registrant”), filed a certified shareholder report on Form N-CSR with the U.S. Securities and Exchange Commission (the “SEC”) via EDGAR submission (accession number 0001398344-16-010751). On March 22, 2016, the SEC staff (“Staff”) provided comments on the Form N-CSR filing, telephonically, to Mr. Christopher Zimmerman of Stradley, Ronon, Stevens & Young, LLP and myself. This letter is in response to the comments provided by the Staff on behalf of each series of the Registrant (each, a “Fund” and collectively, the “Funds”). For your convenience, your comments are set out below in bold text and each comment is followed by our response.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosures in its Registration Statement; (2) Staff comments or changes to disclosures in response to Staff comments in the Registration Statement reviewed by the Staff does not foreclose the SEC from taking any action with respect to the Registration Statement; and (3) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the securities laws of the United States, except to the extent otherwise legally permissible.

Comment 1: Please review EDGAR series and class information and for any funds that have been liquidated or are inactive, please update the status as “inactive” on EDGAR.

Response: Registrant confirms that each of the U.S. Treasury Securities Cash Fund, Tax Free Fund, MegaTrends Fund, and Global Emerging Markets Fund are closed. Registrant has updated the series and class information on the EDGAR website to appropriately reflect the status of each fund as inactive.

Comment 2: Form N-Q must be signed by the Registrant, and on behalf of the Registrant by its principal executive officer and principal financial officer. Going forward, please ensure that each signatory indicates the specific capacity in which he or she signs the report (e.g., include under each signature block the language “Signing in the capacity of Principal Executive Officer,” as appropriate).

Response: Going forward, Registrant will ensure that the specific capacity in which an individual signs Form N-Q will reflect their role as either Principal Executive Officer or Principal Financial Officer. Note that Registrant’s Form N-CSR filed on March 7, 2016, with substantially similar signatory requirements as Form N-Q, properly stated the capacity of the individuals certifying and signing as Principal Executive Officer and Principal Financial Officer.

U.S. Securities and Exchange Commission

April 22, 2016

Comment 3: The Registrant’s prospectus (“Prospectus”) reflects that several funds utilize leveraged ETFs in pursuit of their respective investment objectives. This is confirmed by the Registrant’s financial statements, as well. Accordingly, please confirm that the risk disclosures relating to ETFs are appropriately tailored to the specific type of ETF used (i.e., leveraged ETFs).

Response: Registrant confirms a registration statement amendment to the Registrant’s Prospectus is intended to be filed on or before April 29, 2016 that will include additional risk disclosure concerning investments in leveraged ETFs.

Comment 4: With respect to the series Global Resources Fund, the Fund appears to hold a large number of “Level 3” investments. Please supplementally confirm that the Fund has considered accounting guidance set forth in ASC 230-10-15 with respect to presentation of a cash flow statement.

Response: Registrant confirms that the Registrant considered the guidance set forth in ASC 230-10-15 with respect to the presentation of a statement of cash flows with Global Resources Fund (the “Fund”) December 31, 2015 audited financial statements in light of the amount of the Fund’s Level 3 investments. Registrant also considered the views of the Fund’s registered public accountant. Registrant will continue to evaluate that guidance in connection with future Fund financial statements.

Comment 5: With respect to the series of Registrant holding variable rate securities, please consider whether disclosure of a reference rate and spread for variable rate securities should be used instead of the end-of-reporting period or time-of-filing interest rate that is currently disclosed.

Response: Registrant has considered the Staff’s comment and confirms that Registrant is aware of instructions to proposed Rule 12-12 under the Investment Company Act of 1940, as amended, which would require reference rate and spread for variable rate securities. Registrant will continue to monitor regulatory developments and consider the manner in which reference rates and spreads for variable rate securities are disclosed.

Comment 6: With respect to the series Gold and Precious Metals Fund, the Portfolio of Investments reflects a level 3 investment, “Pacific Coal S.A.,” with a maturity of June 15, 2015. Although this security was acquired at par value in 2014, the value hasn’t changed, even though the security was held past the maturity date. Please supplementally describe the valuation process for any holdings held past the maturity date.

Response: As a general matter, the Valuation Committee applies an issuer-specific approach to the valuation of securities of issuers that are held past their maturity date, such as the bonds of Pacific Coal S.A. (the “Pacific Coal S.A. notes”). As of December 31, 2015, the Pacific Coal S.A. notes comprised 0.83% of the Gold and Precious Metals Fund’s net assets.

Notes that are held past a maturity date are analyzed on an individual basis to review the particular facts and circumstances which might be affecting the investment. The Pacific Coal S.A. notes that matured on June 15, 2015, represent a loan whereby money was loaned to the Colombian-based company against the company’s anticipated tax refund from the Colombian government. The maturity date was selected when the original loan was undertaken based on when the company expected the government to process the refund, based on prior refunds. Similar loans to Pacific Coal S.A. have been issued over the past several years, and all loans have been repaid.

U.S. Securities and Exchange Commission

April 22, 2016

With respect to the June 15, 2015 notes, the Colombian government is behind in issuing tax refunds. As of December 31, 2015, the Columbian government was expected to issue the refunds, so the principal amount of the note was maintained at par. The terms of the loan provide that the tax refund will be paid by the Colombian government directly to a Colombian stockbroker firm; the stockbroker firm is then expected to pay the holders directly.

The notes had a provision for penalty interest payments in the event the note was not paid in full by the maturity date. After a review of the company’s financial statements and after discussions with company management, it was determined that the company would not be in a financial position to pay the penalty interest; therefore, no accrual had been made for the penalty interest or any other interest. The investment continues to be monitored by the Valuation Committee with respect to the company’s financial status and the Columbia political environment.

Comment 7: With respect to the series Emerging Europe Fund, the Portfolio of Investments reflects a position in a corporate note, “Baghlan Group FZCO,” with a maturity of June 27, 2015. Please supplementally describe the policy for valuation of collectability and recognition of income for securities in the portfolio held past the maturity date.

Response: As a general matter, the Valuation Committee applies an issuer-specific approach to the valuation of securities of issuers that are in receivership (and held past maturity), such as the bonds of Baghlan Group FZCO (the “Baghlan Group bonds”). As of December 31, 2015, the Baghlan Group bonds comprised 0.14% of the Emerging Europe Fund’s (the “Fund”) net assets.

As background, note that the Baghlan Group bonds, although in default, were valued by an independent pricing service throughout the first part of 2015. Since the bonds were due to mature on June 27, 2015, and the valuation service was expected to cease pricing the bonds after that date, alternative valuation methodologies were considered in May 2015. A third-party broker quoted bid/ask prices for the Baghlan Group bonds at an amount lower than the valuation vendor’s evaluated price. When the broker was asked to buy the bonds at the bid price, the broker declined, suggesting that the price may lower.

In discussing alternative pricing methodologies, the Valuation Committee determined that a proxy method to value the Baghlan Group bonds was most appropriate. In particular, the pricing model for the Baghlan Group bonds is based on a comparison to the stock of Greenfields Petroleum Corporation, which is a Canadian company whose only asset is ownership of 33.33% of Bahar Energy Limited, a joint venture exploring for oil and gas in Azerbaijan. Baghlan Group owns the other 66.67% of the joint venture. The valuation used by the Valuation Committee reflected a write down of the price of the Baghlan Group bonds by the percentage decrease of the Greenfields stock since the date of the purchase of the Baghlan Group bonds by the Fund. At that time, the write down represented an 89% decrease in value. The price of the Baghlan Group bonds is adjusted based on a comparison to the percentage change in the stock of Greenfields Petroleum Corporation.

Subsequent to this methodology changes, the company was placed in receivership and a liquidator was attempting to sell the company’s assets. The Valuation Committee is monitoring the liquidation process.

U.S. Securities and Exchange Commission

April 22, 2016

With respect to income recognition, there are no interest receivables recorded related to the Baghlan Group bonds due to the uncertainties of the liquidation process.

Comment 8: With respect to the series Emerging Europe Fund, the Portfolio of Investments reflects a position in a purchased call option, Market Vectors Russia ETF, but does not disclose the strike price. Please disclose the strike price going forward.

Response: Going forward, Registrant will disclose the strike price. Note that, as of December 31, 2015 the associated strike price for the purchased call option was $18.00.

Comment 9: Going forward, please consider disclosing the dollar amount and percentage of holdings classified as 144A restricted securities in the Registrant’s Portfolio of Investments.

Response: Registrant confirms the dollar amount and percentage of holdings classified as 144A restricted securities will be disclosed in the Notes to Portfolio of Investments going forward.

Comment 10: With respect to the Portfolio of Investments for the series Global Resources Fund and others, please consider whether investments in Pacific Infrastructure Ventures, Inc., Pacific Power Generation Corp., Pacific Coal Resources Ltd., and/or Pacific Green Energy Corp., among others, should be identified as related investments. If related, please consider whether such investments should be combined for the purpose of a fund’s five percent diversification determination.

Response: Registrant understands that Pacific Infrastructure Ventures, Inc., Pacific Power Generation Corp., Pacific Coal Resources Ltd., and Pacific Green Energy Corp. are not related investments and have different board and ownership structures. Registrant believes the investments are properly stated in the Portfolio of Investments and have been properly considered with respect to the five percent diversification determination.

Comment 11: With respect to the Statements of Operations for the series U.S. Government Securities Ultra-Short Bond Fund and others, “miscellaneous expenses” appear to be greater than five percent of total expenses. To the extent that individual expenses underlying the “miscellaneous expenses” line item amount to greater than five percent of total expenses, please separately break out such individual expenses in accordance with Regulation S-X 6-07(2)(b).

Response: Registrant confirms miscellaneous expenses for U.S. Government Securities Ultra-Short Bond Fund were comprised of several individual expense accounts, the largest of which was insurance expense of $17,602, or 2.6 percent of gross expenses. Registrant believes expenses were properly stated in accordance with Regulation S-X 6-07(2)(b).

Comment 12: Going forward, in the Notes to Financial Statements, please disclose the counterparty to any outstanding forward currency contracts.

Response: Registrant confirms that appropriate disclosures are in place with respect to applicable derivatives transactions, as required by the Financial Accounting Standards Board Accounting Standards Update No. 2013-01 Balance Sheet (Topic 2010) (“FASB ASU 2013-01”). Registrant notes that FASB ASU 2013-01 does not require disclosure of counterparties with respect to forward currency exchange contracts.

U.S. Securities and Exchange Commission

April 22, 2016

Comment 13: Please supplementally confirm that transactions falling within the scope of any of the following types of “related party transactions” have been appropriately disclosed in the Registrant’s financial statements, as required by ASC 850-10-50:

i.	Any transactions involving shareholders of a fund that are other funds or entities managed by the same investment adviser;

Response: Registrant is unaware of any transactions involving shareholders of a fund that are other funds or entities managed by the same adviser.

ii.	Any transactions involving shareholders of record or known beneficial owners of record owning greater than 10% voting securities;

Response: Registrant is unaware of any transactions involving the adviser, U.S. Global Investors, Inc., that were not properly disclosed.

iii.	Any transactions involving other shareholders deemed to be affiliates of a fund, including management.

Response: Registrant is unaware of any related party transactions that have not been disclosed as required by ASC 850-10-50.

*        *        *

If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Kind regards,

/s/ Zachary R. Tackett
Zachary R. Tackett

Cc:	Alison Fuller, Esq.

Christopher Zimmerman, Esq.

Stradley Ronon Stevens & Young LLP